Exhibit 16.1(1)

August 20, 2021

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for our firm’s dismissal that occurred on August 17, 2021, to be filed by our former client, Legion Capital Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(v) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with any of the statements in the 4th paragraph of Item 4.01 of Form 8-K.

Respectively,

/s/ Rosenfield and Company, PLLC